Medicus Sciences Acquisition Corp.

152 West 57th Street, Floor 20

New York, New York 10019

February 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Medicus Sciences Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed December 23, 2020
File No. 333-251674

Dear Mr. Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medicus Sciences Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on February 12, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Castor
Michael Castor
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP